Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions)

					Six Months
					Ended
					June 30,
	2005	2006	2007	2008	2009

Earnings
Income From Continuing Operations *	138.6	158.5	132.7	115.5	78.3
Fixed Charges	93.4	101.9	119.6	165.8	77.9
Distributed Income of
Investments in Unconsolidated Affiliates	37.1	63.5	122.9	146.1	89.2
Capitalized Interest	(6.8)	(10.7)	(11.0)	(19.2)	(10.5)
Total Earnings	262.3	313.2	364.2	408.2	234.9

Fixed Charges
Interest Expense	81.9	86.2	101.2	140.0	64.4
Capitalized Interest	6.8	10.7	11.0	19.2	10.5
Rental Interest Factor	4.7	5.0	7.4	6.6	3.0
Total Fixed Charges	93.4	101.9	119.6	165.8	77.9

Ratio: Earnings / Fixed Charges	2.81	3.07	3.04	2.46	3.02

* Excludes discontinued operations, gain on sale of assets, provision for income taxes and equity in earnings of unconsolidated affiliates.